Exhibit 99.3

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Scorpio Gold Announces Closing of Public Offering for Gross Proceeds of $10,800,000

Vancouver, British Columbia, July 23, 2026 – Scorpio Gold Corporation (TSXV: SGN) (OTCQB: SRCRF) (FSE: RY9) (the “Company” or “Scorpio Gold”) is pleased to announce the closing of its previously announced upsized “best efforts” public offering (the “Offering”) of common shares of the Company (the “Offered Shares”) at a price of $0.25 per Offered Share for aggregate gross proceeds of $10,800,000. Velocity Capital Partners, as sole bookrunner, and Raymond James Ltd. (collectively, the “Agents”) acted as co-lead agents in connection with the Offering.

Pursuant to the Offering, the Company issued a total of 43,200,000 Offered Shares, including 3,200,000 Offered Shares issued pursuant to the partial exercise of the Agents’ over-allotment option.

In consideration for the services provided by the Agents in connection with the Offering, the Company paid the Agents an aggregate cash commission of $613,500. As additional consideration, the Agents were also issued an aggregate of 2,454,000 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one common share of the Company at a price of $0.25 per share for a period of twenty-four (24) months from the date of issuance.

The net proceeds from the Offering will be used to fund exploration activities at the Company’s Manhattan Property and for general corporate and working capital purposes.

The Offered Shares were offered by way of a prospectus supplement (the “Prospectus Supplement”) filed in all of the provinces of Canada (other than the province of Québec) and dated July 17, 2026 that supplemented the Company’s short form base shelf prospectus dated July 6, 2026 (the “Base Shelf Prospectus”). The Offering remains subject to the final acceptance of the TSX Venture Exchange (the “TSXV”).

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

About Scorpio Gold Corporation

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, with a 400 ton per day maximum capacity gravity mill, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING STATEMENTS:

This news release includes information, statements, beliefs and opinions which are forward-looking, and which reflect current estimates, expectations and projections about future events, including, but not limited to, statements regarding: the intended use of the net proceeds of the Offering; final acceptance of the Offering by the TSXV; and the exploration potential, mineral resource potential and future development of the Company’s Manhattan District, including the Goldwedge Mine, and other statements that contain words such as “believe,” “expect,” “project,” “should,” “seek,” “anticipate,” “will,” “intend,” “positioned,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements made in this news release, including, but not limited to: the risk that the use of the net proceeds of the Offering will not be as anticipated; the risk that TSXV final acceptance may not be obtained; risks inherent to mineral exploration and development activities, including the uncertainty of resource estimates and exploration results; and fluctuations in gold and other commodity prices. A more complete discussion of the risks and uncertainties facing the Company is disclosed under the heading “Risk Factors” in the Company’s most recent annual information form, as well as the Company’s other continuous disclosure filings with Canadian securities regulatory authorities available at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that cause results or events not to be as anticipated, estimated or intended. Readers should not place undue reliance on forward-looking information, which is based on the information available as of the date of this news release and the Company disclaims any intention or obligation to update or revise any forward-looking information contained in this news release, whether as a result of new information, future events or otherwise, unless required by applicable law. The forward-looking information included in this news release is expressly qualified in its entirety by this cautionary statement.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604)-252-2672
Email: zayn@scorpiogold.com